Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratio of earnings to fixed charges for us and our consolidated subsidiaries for the periods indicated. You should read this table together with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Registration Statement on Form S-4 and our Quarterly Report for the nine month period ended September 30, 2009.

Nexstar Broadcasting, Inc.

Computation of ratio of earnings to fixed charges

(dollars in thousands)

	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007	31-Dec 2008	30-Sep 2009
Pre-tax net income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries	(1,623)	(32,660)	7,131	(474)	(72,599)	(28,039)
Fixed charges:
Interest expense and amortization of debt discount	42,496	36,303	39,580	41,443	38,113	22,761
Appropriate portion (1/3) of rentals	1,687	1,635	1,663	1,732	1,879	1,441
Total fixed charges	44,183	37,938	41,243	43,175	39,992	24,202
Pre-tax net income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries plus fixed charges	42,560	5,278	48,374	42,701	(32,607)	(3,837)
Ratio of earnings to fixed charges	—	—	1.17	—	—	—
Deficiency to cover fixed charges(1)	1,623	32,660	—	474	72,599	28,039

We have computed the ratio of earnings to fixed charges by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense and a portion of rent expense deemed representative of the interest factor.

(1)	Coverage deficiency represent the amount by which earnings were insufficient to cover fixed charges.